Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	CONFIDENTIAL

July 28, 2021

Re: Valens Semiconductor Ltd.

Registration Statement on Form F-4

Filed June 17, 2021

File No. 333-257176

Mr. Sergio Chinos

Mr. Thomas Jones

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Chinos and Mr. Jones,

On behalf of Valens Semiconductor Ltd., an Israeli corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated July 15, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting it together with this response letter (“Amendment No. 1”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in the revised Registration Statement.

Industry and Market Data, page ii

1.	Please tell us whether you commissioned any of the third-party data presented in your document and, if so, please file the consent as an exhibit.

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Response: In response to the Staff’s comment, the Company respectfully notes that it did not commission any of the third-party data contained in the Registration Statement and accordingly does not believe any third-party consents are required.

Questions and Answers about the Business Combination and the Special Meeting, page vi

2.

Please add a Q&A that discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page x-xi of Amendment No. 1.

3.

Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page xi-xii of Amendment No. 1.

4.

Please add a question and answer that addresses the equity stake that current Valens securityholders and current PTK securityholders will have in the Company after the business combination. Further, please provide an expanded breakdown of to disclose the ownership percentage of PTK public stockholders, Sponsor, and PIPE investors. In that regard, we note your disclosure on page 2 and elsewhere.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page x-xi of Amendment No. 1.

5.

Please clarify whether public shareholders that redeem their shares will retain any warrants. If so, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

•	Response: In response to the Staff’s comment, the Company respectfully notes the disclosure (excerpted below), which is already included on page ix of the Registration Statement.

“If you are a holder of public shares (including through the ownership of PTK units) and you exercise your redemption rights, it will not result in the loss of any PTK warrants that you may hold (including those contained in any units you hold). Your whole warrants will become exercisable to purchase one-half of a Valens ordinary share following consummation of the Business Combination.”

In response to the Staff’s comment, the Company has also revised the disclosure on page ix of Amendment No. 1.

6.

Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page xiv, 8, 62, 76-77 of Amendment No. 1.

7.

Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page xiv, 8, 62, 77 of Amendment No. 1.

8.	Please revise the first bullet point to provide the number of Founder Shares held by the Sponsor.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page xiii, 7, 61, 76 of Amendment No. 1.

Interests of PTK’s Directors and Officers in the Business Combination, page 6

9.

Please quantify the aggregate dollar amounts contributed by the sponsor and affiliates and describe the nature of what the sponsor and the affiliates have at risk and are dependent on the completion of the business combination. Include the current value of the securities held, loans extended, fees due and out of pocket expenses for which the sponsor and affiliates are awaiting reimbursement. Provide similar disclosure for officers and directors, if material.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page xiii, 7, 61, 76 of Amendment No. 1.

Risk Factors, page 11

10.

Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of Amendment No. 1.

Our amended and restated articles of association to be effective upon the closing of the Business Combination provide that unless we ..., page 34

11.

Please disclose the exclusive forum provision in the amended and restated articles of association to be effective upon closing of the Business Combination will not apply to causes of actions arising under the U.S. Securities Exchange Act of 1934, as amended. In this regard, we note section 72(a) on page B-27 of Annex B.

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Response: In response to the Staff’s comment, the Company respectfully notes the disclosure below on page 34 of the Registration Statement, which the Company believes is responsive to the Staff’s comment.

“The foregoing exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims for which the federal courts would have exclusive jurisdiction, whether by law (as is the case under the Exchange Act) or pursuant to our amended and restated articles of association, including claims under the Securities Act for which there is a separate exclusive forum provision in our amended and restated articles of association.”

PTK’s Board of Directors’ Reason for the Business Combination, page 68

12.

The assumptions provided appears to serve as a basis for prospective financial information that cover the years through 2026. We note your disclosure that the PTK board of directors is projecting revenue to grow to approximately “$1B+ in 2030.” Please provide the basis and material assumptions underlying this projection.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of Amendment No. 1.

Unaudited Prospective Financial Information of Valens, page 71

13.

We note your disclosure on page 72 that the prospective financial information was prepared using several assumptions. Please revise to describe the assumptions, such as headcount, with greater specificity and quantify where practicable.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 73-75 of Amendment No. 1.

Investors’ Rights Agreement, page 90

14.

Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

•

Response: In response to the Staff’s comment, the Company respectfully notes that there are no cash or other penalties provided for in the Investors’ Rights Agreement referenced in the Staff’s comment and accordingly believes that no further disclosure is required at this time.

Facilities, page 114

15.	Please file your material lease agreements as exhibits to your registration statement. Refer to Item 21 of Form F-4 and Item 601(b)(10)(ii)(D) of Regulation S-K.

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Response: The Company acknowledges the Staff’s comment, but respectfully advises the Staff that the Company believes that none of its lease agreements need to be filed as an exhibit to the Registration Statement because no such lease agreement constitutes a “material contract,” in particular a “material lease,” that would be required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. The rent paid for the Company’s corporate headquarters in Hod Hasharon, Israel, which is the Company’s largest location, represented less than 2% of the Company’s cost and operating expenses (consisting of cost of revenue, selling expenses, administrative expenses, and research and development expenses) in 2020, and the rent paid for each of the rest of the company’s facilities represented approximately 0.2% of the Company’s cost and operating expenses in 2020. More significantly, the Company is confident that if it were to lose access to any such facility, it would be able to readily find adequate replacement space on similar commercial terms and without causing material disruption to its business.

The Company will continue to evaluate any new leases for materiality and, if the Company enters into a lease agreement it deems material, the Company will file a copy of the lease and disclose the material terms of the agreement as required under Item 601(b)(10)(ii)(D) of Regulation S-K.

Contractual Obligations, page 117

16.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 135

17.

We note your critical accounting policy disclosures related to revenue recognition, stock-based compensation, ordinary shares valuations, fair value of financial instruments and inventory appear to repeat the disclosures in your summary of significant accounting policies footnote. Please be advised these disclosures are meant to provide investors greater insight into the quality and variability of information regarding your financial condition and operating performance. While accounting policy notes in financial statements generally describe the methods used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from application over time. For example, please expand your disclosures to quantify and discuss the impact of your estimates related to enforceable rights, material rights, variable considerations, cash flow assumptions used for ordinary shares valuations and assumptions and estimates for fair value of financial instruments, stock-based compensation and inventory during each period presented and to address how management estimated the amounts, including management’s accuracy of prior estimates relative to actual experience, where applicable.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 139-143 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 143

18.	Please revised your balance sheets as of December 31, 2020 to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page 148-150 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 145

19.

In regard to the income tax expense recorded during period ended December 31, 2020, we note you have not included any pro forma adjustments related to income taxes. Given the changes in financial income under each redemption scenario, please clarify how you determined no pro forma adjustments related to income taxes are necessary.

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Response: In response to the Staff’s comment, the Company respectfully notes that the Company’s tax loss carryforwards as of December 31, 2020 totaled to $85 million (see note 14(a) to the Company’s audited financial statements for 2020, p. F-26). No deferred tax assets are included within the financial statements as a full valuation allowance was recorded and therefore there is no income tax adjustment on the Condensed Combined Statement of Operations under the two redemption scenarios.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Combined Balance Sheets, page 148

20.

In regards to footnote (B), you indicated that there were estimated transaction costs of $26,212 thousand under both redemption scenarios. Please reflect the transactions costs related to PTK and any transaction costs related to Valens that are not offering costs or issuance costs in the pro forma statement of operations under both redemption scenarios.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page 148-152, 155-158 of Amendment No. 1.

Certain Material U.S. Federal Income Tax Considerations, page 173

21.	Please delete the term “Certain” from the title of this section.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page 179 of Amendment No. 1.

22.

We note the disclosure that it is “intended” that the business combination to be a reorganization within the meaning of Section 368(a) of the Code. However, the disclosure does not indicate whether the parties expect the business combination to be tax-free (with respect to the receipt of stock) to U.S. holders. Revise to make clear whether the parties expect the combination to be tax-free to U.S. holders. If you are unable to conclude that the business combination is likely to be tax-free, revise your risk factor on page 52 relating to the material tax consequences of the business combination to focus on the uncertainty and the consequences of the business combination being taxable to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K.

•

Response: The Company respectfully acknowledges the Staff’s comment and has revised (i) the risk factor on page 53 to include additional information as to the tax consequences to U.S. holders if the business combination did not qualify as a reorganization for U.S. tax purposes and (ii) the tax disclosure on page 183 to reiterate the intention of the parties to report the business combination as a reorganization and the possibility of an IRS challenge to such treatment at a later date.

Security Ownership of Certain Beneficial Owners and Management, page 217

23.	Please revise the footnotes to the table to disclose the natural person that holds the voting and/or investment power of the shares held by the entities.

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Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 224, 227 of Amendment No. 1. In addition, the Company respectfully notes that GIC Private Limited has advised the Company that there is no natural person that holds voting or investment power over the shares held by GIC Private Limited as such entity’s investment committee consists of more than three people. Accordingly, and consistent with the “rule of three” with respect to the determination of beneficial ownership, the Company believes that no further disclosure is currently required with respect to GIC Private Limited at this time.

24.

Pease disclose the portion of each class of the company’s securities held in the United States and the number of record holders in the United States. Refer to Item 18 of Form F-4 and Item 7.A.2 of Form 20-F.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page 225 of Amendment No. 1.

25.

In addition to disclosing the beneficial ownership of your sponsor and its affiliates, also disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities they own, including equity securities that the sponsor has the right to acquire beyond sixty days.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page 222 of Amendment No. 1.

Note 2—Summary of Significant Accounting Policies

m. Revenue recognition, page F-11

26.

You indicate that when a contract with a customer includes a material right to acquire future goods or services, the Company allocates the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration. Please tell us what consideration you gave to recognizing revenues for this customer option when those future goods or services are transferred or when the option expires. Please also clarify whether you are accounting for this customer option as a contract modification or as a continuation of an existing contract. Please refer to ASC 606-10-55-42.

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Response: In response to the Staff’s comment, the Company respectfully notes that from time to time, the Company provides certain distributors with the right to free or discounted goods in future periods (for a certain limited period). Since such right is to acquire future goods that are similar to the ones in the original contract and are provided in accordance with the terms of the original contract, the Company accounts for the goods under such right, as continuation of the existing contract and allocates the transaction price to the optional goods by reference to the goods expected to be provided and the corresponding expected consideration. As of December 31 2020 and 2019, the deferred revenues for such rights were immaterial and amounted to $76 thousand and $0 thousand, respectively. Revenue is recognized at the earlier of shipment of the free or discounted goods or the expiration of such right.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Gideon Ben-Zvi, Chief Executive Officer

Brian Wolfe

Davis Polk & Wardwell LLP

Daniel Espinoza

Jocelyn M. Arel

Goodwin Procter LLP